Exhibit 1.0

AMENDMENT TO CONSULTING AGREEMENT

August 26, 2004

WHEREAS, Casual Male Retail Group, Inc., (formerly Designs, Inc., the "Corporation") and Jewelcor Management, Inc. (the "Independent Contractor") entered into a certain Consulting Agreement dated as of April 29, 2000, as amended by Letter Agreement dated April 28, 2001, by Letter Agreement dated as of April 28, 2002, by Amendment to Consulting Agreement dated as of April 29, 2003 and by Amendment to Consulting Agreement dated as of April 26, 2004, (hereinafter referred to as the "Agreement"), and

WHEREAS, Corporation and Independent Contractor wish to amend, modify and/or restate certain terms, provisions, conditions and covenants of the Agreement.

NOW THEREFORE, in consideration of the foregoing, and for and in consideration of the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and the Independent Contractor hereby agree to amend the Agreement as follows:

       1.Effective as of May 1, 2004, subject to the provisions of
Section 4 of the Agreement, the consideration to be furnished to the Independent Contractor by the Corporation for the Services rendered by the Independent Contractor under the Agreement shall consist of
(a) annual compensation of $392,000 payable, at the election of the Independent Contractor, either in cash or in non-forfeitable, fully paid and non-assessable shares of Common Stock of the Corporation, the number of which shares of Common Stock shall be valued as of, and determined by, the last closing price immediately preceding the Commencement Date, and on each anniversary date thereafter, during the term of the Agreement, and (b) $24,000 payable in monthly installments of $2,000 per month for the reimbursement of expenses incurred by the Independent Contractor in the rendering of Services under the Agreement.


Section 4 of the Agreement is further amended to add the following provision:

       4.5 Bonus


The Independent Contraction is eligible to participate in the Company's Executive Incentive Program, pursuant to which the Independent Contractor may earn a receive a Bonus Award Payout up to $440,000, if the Company achieves certain specific sales and EBITDA thresholds as described in the Executive Incentive Program. A copy of the Executive Incentive Program is attached hereto.
This Agreement must be in force at the end of the respective fiscal year and at the time the bonus is distributed to be eligible to receive such payout.

The remaining terms of the Agreement shall remain in full force and effect without change. For the avoidance of doubt, the parties hereby agree and acknowledge that the foregoing extension does not change the compensation or other rights or obligations of the parties originally provided in the Agreement with respect to any prior period.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Consulting Agreement as a sealed instrument, in any number of counterpart copies, each of which shall be deemed an original for all purposes, as of the day and year first written above.


      THE CORPORATION:
      CASUAL MALE RETAIL GROUP, INC.

      By:


      Name: David Levin
      Title: President and Chief Executive Officer

      By:


      Name: Dennis R. Hernreich
      Title: Executive Vice President, Chief
      Operating Officer, Chief Financial Officer, Treasurer and Secretary

      INDEPENDENT CONTRACTOR:
      JEWELCOR MANAGEMENT, INC.

      By:


      Name: Seymour Holtzman
      Title: Chief Executive Officer